UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT to FORM N-8A

AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company ( formerly known as 23Wall Trust ) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration, for the purpose of reflecting a change in its name , under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Six Circles Trust
Address of Principal Business Office (no. & Street, City, State, Zip Code):	270 Park Avenue, New York, NY 10017
Telephone Number (including area code):	(212) 270-6000
Name and address of agent for service of process:	The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801 New Castle County
With copies of Notices and Communications to:	Abby L. Ingber J.P. Morgan Private Investments Inc. 270 Park Avenue New York, New York, 10017
Nora M. Jordan Gregory S. Rowland Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York, 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the undersigned has caused this amended notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 12th day of June, 2018.

Six Circles Trust
(REGISTRANT)

By:
/s/ Mary Savino
Mary Savino, President

Attest:
/s/ Abby Ingber
Abby Ingber